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Exhibit

Exhibit Description

99 Announcement on 2024/03/22: To announce related materials on participating in the capital increase of Faraday Technology Corp.

Exhibit 99

To announce related materials on participating in the capital increase of Faraday Technology Corp.

1. Name of the securities: Faraday Technology Corp. common shares

2. Trading date: 2024/03/22

3. Amount, unit price, and total monetary amount of the transaction:

Trading volume: Not exceeding 2,580,645 shares;

Unit price: NTD 310;

Total amount: Not exceeding NTD 800,000,000

4. Gain (or loss) through disposal (not applicable in case of acquisition of securities):

Faraday Technology Corp.; the Company’s associate

5. Relationship with the underlying company of the trade:

Participate in associate capital increase; N/A

6. Current cumulative amount held, monetary amount, and shareholding percentage of cumulative holdings of the securities being traded (including the current trade), and status of any restriction of rights (e.g. pledges):

Cumulative volume: 36,820,858 shares;

Monetary amount: NTD 2,801,768,872;

Percentage of holdings: 14.13%;

Status of any restriction of rights: None

7. Current ratio of securities investment (including the current trade, as listed in article 3 of Regulations Governing the Acquisition and Disposal of Assets by Public Companies) to the total assets and equity attributable to owners of the parent as shown in the most recent financial statement and working capital as shown in the most recent financial statement as of the present:

Ratio of total assets:32.59%;

Ratio of shareholder's equity:47.31%;

Working capital as shown in the most recent financial statement:

NTD 63,084,968,000

8. Concrete purpose of the acquisition or disposal: strategic investment

9. Any dissenting opinions of directors to the present transaction: NA

10. Whether the counterparty of the current transaction is a related party: Yes

11. Trading counterparty and its relationship with the Company: the Company’s associate

12. Date of the board of directors’ resolution: 2024/03/22

13. Date of ratification by supervisors or approval by the audit committee: 2024/03/22

14. Any other matters that need to be specified:

The Company will subscribe the new shares issued by Faraday Technology Corp. for its cash capital increase based on shareholding ratio. Further, if the employees and other shareholders waive the subscription rights and Faraday Technology Corp. inquiries the specific person, the Company will subscribe the remaining part of issued shares not exceeding NTD 390,027,480.